.MMC Norilsk Nickel

082-04270

06015200

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

__, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

RECEIVED
2006 JUL 14 P 2:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10.07.2006

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

mmc

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated July 4 2006: MMC Norilsk Nickel's integrated system of quality control and environmental management passes its first compliance audit

2. Press release dated June 27, 2006: Results of Phase II of joint work of the Russian Academy of Sciences, MMC Norilsk Nickel and New Energy Projects in the field of hydrogen energy and prospects for development of the nuclear-hydrogen energy industry

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED
JUL 18 2006
THOMSON FINANCIAL

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

dlw 7/18

NORILSK NICKEL

MMC Norilsk Nickel

04.07.2006

MMC Norilsk Nickel's intergrated system of quality control and enviromental management passes its first compliance audit

The international holding company, BVQI, carried out the first compliance audit of MMC Norilsk Nickel's Integrated System of Quality Control and Environmental Management between 27 – 29 June.

In December 2005 the system was certificated for its compliance with the international standards ISO 9001:2000 and ISO 14001:2004 in the areas of Production Management and Projects, Sales and Delivery of Products (nickel, copper, cobalt, precious metals, sulphur, selenium and tellurium), and was awarded accreditation in Great Britain and the Netherlands. The carrying out of regular compliance audits is a generally accepted method of confirming the reliability and effectiveness of management systems, as well as being a means of ensuring their continued development and improvement.

Among the areas examined during this first compliance audit were the Directorate of Production of Mining and Smelting Complex, the System of Material and Technical Support, as well as Technical Management and the Environment.

The audit report included recommendations regarding the refinement of the company's Integrated System as well as pointing out the strengths of the system. In particular, these included the competence and high degree of professionalism of management, the improvements made in production management and material and technical support, the Integrated System's high level of implementation of ICT and provision of documentation, the systematic work on reducing levels of emission of atmospheric pollutants, and the in-depth and all-encompassing analysis of the Integrated System by the top management.

The representative of senior management with regard to the implementation of international standards, The Deputy General Director of MMC Norilsk Nickel, Jokves Rozenberg, makes the point that "in May, the company's management, on the basis of its analysis of how the Integrated System was functioning, decided that it was essential to develop it still further. In the short term, our aim is to integrate the System with the quality control system that is currently in place at our Polar Division. We also plan to put in place a system of environmental management in Norilsk, as well as improving our level of certification.

НОРИЛЬСКИЙ НИКЕЛЬ
ГОРНО-МЕТАЛЛУРГИЧЕСКАЯ КОМПАНИЯ
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

Российская Академия Наук

НОВЫЕ ЭНЕРГЕТИЧЕСКИЕ ПРОЕКТЫ
НАЦИОНАЛЬНАЯ ИННОВАЦИОННАЯ КОМПАНИЯ
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ

COUNCIL

for Scientific Management and Coordination of Hydrogen Energy and Fuel Cell Research and Development

Press Release

Results of Phase II of joint work of the Russian Academy of Sciences, MMC Norilsk Nickel and New Energy Projects in the field of hydrogen energy and prospects for development of the nuclear-hydrogen energy industry

In the second phase (2005–2006), the work of the Russian Academy of Sciences (RAS), MMC Norilsk Nickel and New Energy Projects National Innovation Company (NEP NIC) in the field of hydrogen energy focused on the following areas:

First, development of hi-tech demonstration samples in the field of hydrogen technologies and fuel cells. These products are innovative in essence, and especially so with respect to the prospects for their use. They were demonstrated at the "Innovation Achievements" exhibition, which was held June 13–15, 2006, within the framework of the 10th International Economic Forum in St. Petersburg. The NEP NIC stand was visited by Russian President Vladimir Putin and Finnish President Tarja Halonen (see the press kit). The five thematic sections of the stand demonstrated over 30 showpieces, including *stationary (Polimer-5 and ELTEG) and standby (NIC NEP-1) power plants with a capacity ranging from 1 to 5 kW, equipped with various types of fuel cells.* They are environmentally safe, noiseless, high-efficiency power plants with automated and remote controls that can be used for lighting and heating of facilities without centralized energy supply, e.g. country cottages, field hospitals, communication centers, etc. and for solving urgent problems of municipal housing and utility services.

Of great interest were *portable VIP-T and VIP-N battery chargers* intended for mobile telephones and notebooks respectively. These environmentally safe and inexpensive chargers can make the service life of portable electronic devices several-fold longer.

It is noteworthy that the hydrogen technology-based direct conversion of chemical energy of fuels into electric energy improves efficiency as compared with conventional thermal engines. The innovation approach to the development and introduction of these technologies allows domestic products to be more competitive in this sector and enhances the national energy

security. These aspects have received ever-growing attention in recent years and will be discussed during the forthcoming G-8 summit in St. Petersburg.

Second, this is the implementation of the **Public Private Partnership (PPP) concept as a strategy of innovative breakthrough in the field of hydrogen energy.** The concept of distribution of functions and interaction between government and private business was formulated by Boris Kuzyk, General Director of NEP NIC and RAS corresponding member. In his speech at the International Forum "Hydrogen Technologies for Energy Production" last February, he said, "Based on long-term forecasts, the *Government* develops an advanced energy strategy, forms the National Program and the legal framework for its implementation, allocates resources for fundamental development and pilot implementation of principally new technologies, for their distribution in the non-market sector, for infrastructure development and personnel training, creates preferences to mitigate risks related to innovative development of the hydrogen energy industry, protects intellectual property rights. *Business*, whether Russian or interested foreign, undertakes to make most efforts to develop new market niches and innovative improvements and distribute hydrogen technologies in various sectors.

The establishment of NEP NIC, its mission and operation technology is the actual implementation of the PPP principle. The company:

- was established in the spring of 2005 on the initiative of the RAS and MMC Norilsk Nickel
- is the management company implementing the Hydrogen Energy and Fuel Cells project
- finances and systematically integrates the hydrogen project for over 50 research institutions of the RAS, higher education institutions, design and industrial associations in Russia's leading regions
- together with stakeholders from ministries and departments, takes part in the development of the Hydrogen Energy Conception and National Program and the Russian hydrogen infrastructure (production, transportation and storage of hydrogen, its use by automotive, railroad and air transport, etc.)

The **amount of investments** provided by Interros and MMC Norilsk Nickel for the Hydrogen Energy and Fuel Cells project, including investments made in 2006, **exceeds US$300 million**.

Agreements for strategic cooperation in use of hydrogen technologies are negotiated with several ministries and major state-owned companies of Russia.

Third, several specific measures aimed at **development of international partnership in hydrogen technologies** have already been undertaken. This primarily includes cooperation with Plug Power Inc., USA.

For information: In 2006, Interros acquired 35% of shares in Plug Power Inc., a US leading designer and producer of hydrogen energy equipment. This was an important step in the development of innovative collaboration between the two countries in the creation of alternative energy sources.

The synergistic effect of this collaboration is achieved through the integration of US technologies and Russian science for the purpose of creating hydrogen technology-based products that are highly competitive in the world market.

For information: Plug Power is one of the world's leaders in the design, development and distribution of environmentally safe, reliable and standalone power plants. The Company has already delivered over 650 fuel-cell plants worldwide; for instance, the GenCore plant displayed at the exhibition has been delivered to 17 telecommunication companies and housing and utility services providers in North America, South America, Europe, UK, Japan, South Africa and Russia. In late 2005, Plug Power started pilot testing of the next generation fuel-cell plant – GenSys – that ensures continuous energy supply of standalone facilities.

June 13–16, a Russian-American workshop with participation of the Russian Presidential Executive Office and RAS leadership was held at the NEP NIC Hydrogen Energy Center, where the participants exchanged knowledge in fuel cells (FCs) and hydrogen technologies. It was decided to develop a strategic partnership agreement. Phase I will see the implementation of a technical-research program for improvement of Plug Power products and their promotion in many countries. In the further phases, it is planned to work on joint projects in high-temperature polymer electrolyte FCs, FCs with direct oxidation of ethanol (bioethanol), polymer electrolyte membrane FCs and integrated energy systems based on renewable energy sources (solar and wind energy) with a hydrogen cycle of energy accumulation. Transition to international cooperation will noticeably accelerate the process of introducing hydrogen technology into real economy.

This August-September, NEP NIC will start the next important phase: implementation of a *hydrogen energy program for 2006–2008.* The program provides for further R&D relating to low-, medium- and high-temperature FCs, organization of pilot production of FCs. electrochemical generators (ECGs) and power plants (PPs), and several key components that, first of all, include membrane-electrode assemblies (MEAs), FC batteries and fuel processors.

As distinct from the previous years, R&D under the 2006–2008 program will be carried out at the *NEP NIC Hydrogen Energy Center*. The program is planned to be implemented together with RAS institutes and a number of design bureaus. The Hydrogen Energy Center plans to create several laboratories responsible for the principal hydrogen technology areas, a design division and a demonstration room for testing and/or displaying domestic and foreign FC samples and their components.

Prospects for development of the nuclear-hydrogen energy industry. At 3 p.m., June 27, the building of the RAS Presidium hosted a session of the Council for Scientific Management and Coordination of Hydrogen Energy and Fuel Cell Research and Development discussing the "Scientific and technical problems of development of nuclear-hydrogen complexes based on high-temperature gas-cooled reactors". The Council emphasized that the cardinal solution to the problem of the near-future energy industry is connected with the development and implementation of the **nuclear-hydrogen energy industry (NHEE) concept** providing for

large-scale production of two energy sources – hydrogen and electric energy – instead of the current sole source, on the base of new-generation high-temperature nuclear reactors. This kind of nuclear-hydrogen complexes using high-temperature fast-neutron reactors will provide more economical solutions to the problems of nuclear fuel conversion with a closed nuclear fuel cycle.

Such reactors, in combination with thermal-chemical conversion processes, may be widely used as a source of high-grade heat not only for hydrogen production, but also for heat and energy supply to various far-from-nuclear-reactor facilities through long-distance catalytic thermal transmission of its energy almost without losses.

The experience acquired in the development, construction and operation of experimental and pilot high-temperature helium-cooled reactors (HTHCRs) demonstrates the absence of any obstacles to their creation that would be impossible to overcome. Other countries have already begun developing commercial HTHCRs and are actively engaged in research and experimental adjustment of thermal-chemical processes of obtaining hydrogen out of water with the use of high-temperature heat.

For several years, the Kurchatov Institute, responsible for scientific management, and Afrikantov OKBM, engaged in the design of systems, together with other Russian and US companies, have conducted R&D related to this kind of reactor (Gas Turbine – Modular Helium Reactor) designed for production of electric energy and, in the future, hydrogen energy with the use of thermal-chemical cycles and high-temperature water electrolysis.

The principal advantages of this reactor as compared with existing reactors are as follows:

- high efficiency of electric energy production thanks to use of a direct gas-turbine cycle
- generation of high-grade heat that can be used for effective production of hydrogen, provision of commercial catalytic thermal methane conversion for the petrochemical, metallurgical and other energy-intensive industries
- improved safety
- efficient use of nuclear fuel in uranium-plutonium and thorium-uranium cycles, etc.

The use of high-grade heat and new principles of energy accumulation based on high-temperature gas-cooled reactors may help create high-performance nuclear power plants operating according to any variable load schedule with constant nuclear reactor capacity.

Since innovative hydrogen and nuclear technologies are of special national importance with respect to the country's energy security, the Council finds it advisable to start the comprehensive system development of the Conceptual Design of the Nuclear-Hydrogen Facility (NHF) based on a high-temperature gas-cooled reactor for production of hydrogen, electric energy and high-grade heat for energy-intensive industries and industrial facilities, housing and utility services providers, and the social sphere.

In this connection, the Council finds it advisable to submit to management of the Federal Agency for Nuclear Power (Rosatom) a request to consider the inclusion of work related to the

Conceptual Design of the Nuclear-Hydrogen Facility (NHF) based on a high-temperature gas-cooled reactor in *the target-oriented federal program of development and creation of new nuclear energy sources,* and consider the participation of Rosatom engineering and design institutions in work related to the said Conceptual Design.